# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Granite Ridge Resources, Inc., CIK 0001928446
CUSIP: 387432107
Title of class of securities: Common Stock par value $0.0001 per share
Address of issuer's principal executive offices: 5217 McKinney Ave., Suite 400, Dallas, Texas (TX), 75205
Date of event which requires filing of this statement: 12/12/2024
Amends the filing with accession number 0001104659-22-113891
Filed by CIK 0001950552
Persons authorized to receive notices and communications: Emily Fuquay, 5217 McKinney Ave., Suite 400, Dallas, Texas (TX), 75205, 214-396-2850

## Reporting persons
- GREP GP III, LLC (CIK 0001950552): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 65,602,097; sole dispositive power 0; shared dispositive power 65,602,097; aggregate amount beneficially owned 65,602,097 (50.2% of the class)
  Comment: Rows 7, 8, 9, 10 and 11 reflect ownership as of the date this filing was filed with the Securities and Exchange Commission.
  
  Row 13 is based on 130,743,952 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of November 4, 2024, as reported on the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 7, 2024.
- Grey Rock Energy Partners GP III, L.P. (CIK 0001950570): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 65,602,097; sole dispositive power 0; shared dispositive power 65,602,097; aggregate amount beneficially owned 65,602,097 (50.2% of the class)
  Comment: Rows 7, 8, 9, 10 and 11 reflect ownership as of the date this filing was filed with the Securities and Exchange Commission.
  
  Row 13 is based on 130,743,952 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of November 4, 2024, as reported on the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 7, 2024.
- GREP GP III Holdings, LLC (CIK 0001950549): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 55,265,968; sole dispositive power 0; shared dispositive power 55,265,968; aggregate amount beneficially owned 55,265,968 (42.3% of the class)
  Comment: Rows 7, 8, 9, 10 and 11 reflect ownership as of the date this filing was filed with the Securities and Exchange Commission.
  
  Row 13 is based on 130,743,952 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of November 4, 2024, as reported on the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 7, 2024.
- Grey Rock Energy Partners GP III-A, L.P. (CIK 0001950592): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 16,767,696; sole dispositive power 0; shared dispositive power 16,767,696; aggregate amount beneficially owned 16,767,696 (12.8% of the class)
  Comment: Rows 7, 8, 9, 10 and 11 reflect ownership as of the date this filing was filed with the Securities and Exchange Commission.
  
  Row 13 is based on 130,743,952 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of November 4, 2024, as reported on the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 7, 2024.
- Grey Rock Energy Fund III-A, L.P. (CIK 0001737903): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 16,767,696; sole dispositive power 0; shared dispositive power 16,767,696; aggregate amount beneficially owned 16,767,696 (12.8% of the class)
  Comment: Rows 7, 8, 9, 10 and 11 reflect ownership as of the date this filing was filed with the Securities and Exchange Commission.
  
  Row 13 is based on 130,743,952 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of November 4, 2024, as reported on the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 7, 2024.
- GREP Holdco III-A LLC (CIK 0001950795): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 16,767,696; sole dispositive power 0; shared dispositive power 16,767,696; aggregate amount beneficially owned 16,767,696 (12.8% of the class)
  Comment: Rows 7, 8, 9, 10 and 11 reflect ownership as of the date this filing was filed with the Securities and Exchange Commission.
  
  Row 13 is based on 130,743,952 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of November 4, 2024, as reported on the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 7, 2024.
- Grey Rock Energy Partners GP III-B, L.P. (CIK 0001950793): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 38,498,272; sole dispositive power 0; shared dispositive power 38,498,272; aggregate amount beneficially owned 38,498,272 (29.4% of the class)
  Comment: Rows 7, 8, 9, 10 and 11 reflect ownership as of the date this filing was filed with the Securities and Exchange Commission.
  
  Row 13 is based on 130,743,952 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of November 4, 2024, as reported on the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 7, 2024.
- Grey Rock Energy Fund III-B Holdings, L.P. (CIK 0001737893): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 38,498,272; sole dispositive power 0; shared dispositive power 38,498,272; aggregate amount beneficially owned 38,498,272 (29.4% of the class)
  Comment: Rows 7, 8, 9, 10 and 11 reflect ownership as of the date this filing was filed with the Securities and Exchange Commission.
  
  Row 13 is based on 130,743,952 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of November 4, 2024, as reported on the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 7, 2024.
- Grey Rock Energy Fund III-B, LP (CIK 0001737907): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 38,498,272; sole dispositive power 0; shared dispositive power 38,498,272; aggregate amount beneficially owned 38,498,272 (29.4% of the class)
  Comment: Rows 7, 8, 9, 10 and 11 reflect ownership as of the date this filing was filed with the Securities and Exchange Commission.
  
  Row 13 is based on 130,743,952 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of November 4, 2024, as reported on the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 7, 2024.
- GREP Holdco III-B Holdings, LLC (CIK 0001950815): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 38,498,272; sole dispositive power 0; shared dispositive power 38,498,272; aggregate amount beneficially owned 38,498,272 (29.4% of the class)
  Comment: Rows 7, 8, 9, 10 and 11 reflect ownership as of the date this filing was filed with the Securities and Exchange Commission.
  
  Row 13 is based on 130,743,952 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of November 4, 2024, as reported on the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 7, 2024.
- GREP GP II, LLC (CIK 0001950650): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Rows 7, 8, 9, 10 and 11 reflect ownership as of the date this filing was filed with the Securities and Exchange Commission.
  
  Row 13 is based on 130,743,952 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of November 4, 2024, as reported on the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 7, 2024.
- Grey Rock Energy Partners GP II, L.P. (CIK 0001950849): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Rows 7, 8, 9, 10 and 11 reflect ownership as of the date this filing was filed with the Securities and Exchange Commission.
  
  Row 13 is based on 130,743,952 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of November 4, 2024, as reported on the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 7, 2024.
- GREP GP II Holdings, LLC (CIK 0001950514): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Rows 7, 8, 9, 10 and 11 reflect ownership as of the date this filing was filed with the Securities and Exchange Commission.
  
  Row 13 is based on 130,743,952 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of November 4, 2024, as reported on the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 7, 2024.
- Grey Rock Energy Partners GP II-A, L.P. (CIK 0001950512): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Rows 7, 8, 9, 10 and 11 reflect ownership as of the date this filing was filed with the Securities and Exchange Commission.
  
  Row 13 is based on 130,743,952 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of November 4, 2024, as reported on the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 7, 2024.
- Grey Rock Energy Fund II, L.P. (CIK 0001664205): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Rows 7, 8, 9, 10 and 11 reflect ownership as of the date this filing was filed with the Securities and Exchange Commission.
  
  Row 13 is based on 130,743,952 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of November 4, 2024, as reported on the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 7, 2024.
- GREP Holdco II LLC (CIK 0001950462): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Rows 7, 8, 9, 10 and 11 reflect ownership as of the date this filing was filed with the Securities and Exchange Commission.
  
  Row 13 is based on 130,743,952 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of November 4, 2024, as reported on the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 7, 2024.
- Grey Rock Energy Partners GP II-B, L.P. (CIK 0001950703): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Rows 7, 8, 9, 10 and 11 reflect ownership as of the date this filing was filed with the Securities and Exchange Commission.
  
  Row 13 is based on 130,743,952 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of November 4, 2024, as reported on the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 7, 2024.
- Grey Rock Energy Fund II-B Holdings, L.P. (CIK 0001680192): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Rows 7, 8, 9, 10 and 11 reflect ownership as of the date this filing was filed with the Securities and Exchange Commission.
  
  Row 13 is based on 130,743,952 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of November 4, 2024, as reported on the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 7, 2024.
- Grey Rock Energy Fund II-B, LP (CIK 0001680191): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Rows 7, 8, 9, 10 and 11 reflect ownership as of the date this filing was filed with the Securities and Exchange Commission.
  
  Row 13 is based on 130,743,952 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of November 4, 2024, as reported on the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 7, 2024.
- GREP Holdco II-B Holdings, LLC (CIK 0001950554): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Rows 7, 8, 9, 10 and 11 reflect ownership as of the date this filing was filed with the Securities and Exchange Commission.
  
  Row 13 is based on 130,743,952 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of November 4, 2024, as reported on the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 7, 2024.
- Matthew Reade Miller (CIK 0001951282): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 7,879,944; sole dispositive power 0; shared dispositive power 7,879,944; aggregate amount beneficially owned 7,879,944 (6% of the class)
  Comment: Rows 7, 8, 9, 10 and 11 reflect ownership as of the date this filing was filed with the Securities and Exchange Commission.
  
  Row 13 is based on 130,743,952 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of November 4, 2024, as reported on the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 7, 2024.
- Griffin Perry (CIK 0001950683): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 1,036,599; sole dispositive power 0; shared dispositive power 1,036,599; aggregate amount beneficially owned 1,036,599 (0.8% of the class)
  Comment: Rows 7, 8, 9, 10 and 11 reflect ownership as of the date this filing was filed with the Securities and Exchange Commission.
  
  Row 13 is based on 130,743,952 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of November 4, 2024, as reported on the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 7, 2024.
- Thaddeus Darden (CIK 0001950466): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 7,039,364; sole dispositive power 0; shared dispositive power 7,039,364; aggregate amount beneficially owned 7,039,364 (5.4% of the class)
  Comment: Rows 7, 8, 9, 10 and 11 reflect ownership as of the date this filing was filed with the Securities and Exchange Commission.
  
  Row 13 is based on 130,743,952 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of November 4, 2024, as reported on the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 7, 2024.
- Kirk Lazarine (CIK 0001950633): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 1,030,719; sole dispositive power 0; shared dispositive power 1,030,719; aggregate amount beneficially owned 1,030,719 (0.8% of the class)
  Comment: Rows 7, 8, 9, 10 and 11 reflect ownership as of the date this filing was filed with the Securities and Exchange Commission.
  
  Row 13 is based on 130,743,952 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of November 4, 2024, as reported on the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 7, 2024.
- Grey Rock Energy Fund II-C, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 6,650,497; sole dispositive power 0; shared dispositive power 6,650,497; aggregate amount beneficially owned 6,650,497 (5.1% of the class)
  Comment: Rows 7, 8, 9, 10 and 11 reflect ownership as of the date this filing was filed with the Securities and Exchange Commission.
  
  Row 13 is based on 130,743,952 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of November 4, 2024, as reported on the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 7, 2024.
- Grey Rock Management Partners V, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 6,650,497; sole dispositive power 0; shared dispositive power 6,650,497; aggregate amount beneficially owned 6,650,497 (5.1% of the class)
  Comment: Rows 7, 8, 9, 10 and 11 reflect ownership as of the date this filing was filed with the Securities and Exchange Commission.
  
  Row 13 is based on 130,743,952 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of November 4, 2024, as reported on the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 7, 2024.

## Item 1. Security and Issuer
Title of class of securities: Common Stock par value $0.0001 per share
Name of issuer: Granite Ridge Resources, Inc.
Address of issuer's principal executive offices: 5217 McKinney Ave., Suite 400, Dallas, Texas (TX), 75205
Comment:
This Amendment No. 3 to Schedule 13D (this "Amendment No. 2") is being filed to amend and supplement the Schedule 13D filed by the Filing Parties (as defined below) on September 1, 2023, as amended on September 19, 2023 and April 11, 2024 (as amended, the "Schedule 13D"). This Schedule 13D relates to the common stock, par value $0.0001 per share (the "Common Stock"), of Granite Ridge Resources, Inc., a Delaware corporation ("Issuer" or "Company"), whose principal executive offices are located at 5217 McKinney Ave., Suite 400 Dallas, Texas 75205. Information given in response to each item shall be deemed incorporated by reference in all other items as applicable.

This Amendment No. 3 is being filed to reflect acquisitions of shares of Common Stock by certain of the Filing Parties as well as a distribution of certain shares of Common Stock to the beneficial owners of certain of the Filing Parties, each as further described herein. Except as set forth below, all previous items are unchanged.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) of the Schedule 13D is hereby amended as provided below.

This Schedule 13D is filed by GREP GP III, LLC, a Delaware limited liability company ("Fund III GP"), Grey Rock Energy Partners GP III, L.P., a Delaware limited partnership ("GREP GP III"), GREP GP III Holdings, LLC, a Delaware limited liability company ("GREP GP III Holdings"), Grey Rock Energy Partners GP III-A, L.P., a Delaware limited partnership ("GP III-A"), Grey Rock Energy Fund III-A, LP, a Delaware limited partnership ("Fund III-A"), GREP Holdco III-A, LLC, a Delaware limited liability company ("Holdco III-A"), Grey Rock Energy Partners GP III-B, L.P. ("GP III-B"), Grey Rock Energy Fund III-B, LP, a Delaware limited partnership ("Fund III-B"), Grey Rock Energy Fund III-B Holdings, L.P., a Delaware limited partnership ("Fund III-B Holdings" and, together with Fund III-A and Fund III-B, collectively, "Fund III"), and GREP Holdco III-B Holdings, LLC, a Delaware limited liability company ("Holdco III-B" and, together with Fund III, the "Fund III Filing Parties"), GREP GP II, LLC, a Delaware limited liability company ("Fund II GP"), Grey Rock Energy Partners GP II, L.P., a Delaware limited partnership ("GREP GP II"), GREP GP II Holdings, LLC, a Delaware limited liability company ("GREP GP II Holdings"), Grey Rock Energy Partners GP II-A, L.P., a Delaware limited partnership ("GP II-A"), Grey Rock Energy Fund II, LP, a Delaware limited partnership ("Fund II-A"), GREP Holdco II, LLC, a Delaware limited liability company ("Holdco II-A"), Grey Rock Energy Partners GP II-B, L.P. ("GP II-B"), Grey Rock Energy Fund II-B, LP, a Delaware limited partnership ("Fund II-B"), Grey Rock Energy Fund II-B Holdings, L.P., a Delaware limited partnership ("Fund II-B Holdings" and, together with Fund II-A and Fund II-B, collectively, "Fund II"), and GREP Holdco II-B Holdings, LLC, a Delaware limited liability company ("Holdco II-B" and, together with Fund II, the "Fund II Filing Parties"), Grey Rock Energy Fund II-C, LLC, a Delaware limited liability company ("Grey Rock II-C"), Grey Rock Management Partners V, LLC ("Management V"), Matthew Miller, Griffin Perry and Thaddeus Darden and Kirk Lazarine (together with the foregoing entities, the "Filing Parties") pursuant to their agreement to the joint filing of this Schedule 13D attached hereto as Exhibit A.

Holdco III-A is indirectly controlled by Fund III GP. Fund III GP is the sole general partner of GREP GP III, which is the sole member of GREP GP III Holdings, which is the sole general partner of GP III-A. GP III-A is the sole general partner of Fund III-A, which is the sole member of Holdco III-A. As a result, Fund III GP, GREP GP III, GREP GP III Holdings, GP III-A and Fund III-A may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the Common Stock owned by Holdco III-A.

Holdco III-B is indirectly controlled by Fund III GP. Fund III GP is the sole general partner of GREP GP III, which is the sole member of GREP GP III Holdings, which is the sole general partner of GP III-B. GP III-B is the sole general partner of each of Fund III-B and Fund III-B Holdings. Fund III-B and Fund III-B Holdings are the sole members of Holdco III-B. As a result, Fund III GP, GREP GP III, GREP GP III Holdings, GP III-B, Fund III-B and Fund III-B Holdings may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the Common Stock owned by Holdco III-B.

Holdco II-A is indirectly controlled by Fund II GP. Fund II GP is the sole general partner of GREP GP II, which is the sole member of GREP GP II Holdings, which is the sole general partner of GP II-A. GP II-A is the sole general partner of Fund II-A, which is the sole member of Holdco II-A. As a result, Fund II GP, GREP GP II and GREP GP II Holdings may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the Common Stock owned by Holdco II-A and GP II-A. GP II-A and Fund II-A may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the Common Stock owned by Holdco II-A.

Holdco II-B is indirectly controlled by Fund II GP. Fund II GP is the sole general partner of GREP GP II, which is the sole member of GREP GP II Holdings, which is the sole general partner of GP II-B. GP II-B is the sole general partner of each of Fund II-B and Fund II-B Holdings. Fund II-B and Fund II-B Holdings are the sole members of Holdco II-B. As a result, Fund II GP, GREP GP II, GREP GP II Holdings and GP II-B may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the Common Stock owned by Holdco II-B and GP II-B. Fund II-B, Fund II-B Holdings and GP II-B may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the Common Stock owned by Holdco II-B.

Grey Rock II-C is indirectly controlled by Management V and Matthew Miller and Thaddeus Darden. Matthew Miller and Thaddeus Darden are the sole members and managers of Management V, which is the sole manager of Grey Rock II-C. As a result, Management V and Matthew Miller and Thaddeus Darden may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the Common Stock owned by Grey Rock II-C.

In connection with the Transactions described in Item 3, the Filing Parties were issued in the aggregate, 118,740,242 shares of Common Stock, of which 28,847,450 shares were originally held directly by Holdco III-A, 66,233,134 shares were originally held directly by Holdco III-B, 9,507,742 shares were originally held directly by Holdco II-A, 14,050,471 shares were originally held directly by Holdco II-B, 19,434 shares were originally held directly by GP II-A, 23,502 shares were originally held directly by GP II-B, 17,175 shares were originally held directly by Matthew Miller, 5,725 shares were originally held directly by Griffin Perry, 29,884 shares were originally held directly by Thaddeus Darden (including 24,159 owned by Monticello Avenue LLC, over which Mr. Darden has voting and investment power) and 5,725 shares were originally held directly by Kirk Lazarine.

Following the transactions described in Item 4 and the distributions described in Item 5(c), the Filing Parties hold an aggregate of 65,602,097 shares of Common Stock, of which 16,767,696 shares are held directly by Holdco III-A, 38,498,272 shares are held directly by Holdco III-B, 0 shares are held directly by GP III-A, 0 shares are held directly by GP III-B, 0 shares are held directly by Holdco II-A, 0 shares are held directly by Holdco II-B, 6,650,497 shares are held directly by Grey Rock II-C, 0 shares are held directly by Management V, 1,229,447 shares are held directly by Matthew Miller, 1,036,599 shares are held directly by Griffin Perry, 388,867 shares are held directly by Thaddeus Darden (including 48,487 owned by Monticello Avenue LLC) and 1,030,719 shares are held directly by Kirk Lazarine. As a result of the Voting Agreement described in Item 4, GREP GP III has beneficial ownership of an aggregate of 65,602,097 shares of Common Stock.
Present principal occupation or employment:
Item 2(c) of the Schedule 13D is hereby amended as provided below.

The principal business of Fund III, Holdco III-A and Holdco III-B is investing in oil and gas assets and the securities of companies that hold oil and gas assets. The principal business of Fund III GP is indirectly managing the Funds, Holdco III-A and Holdco III-B.

The principal business of Fund II, Holdco II-A and Holdco II-B is investing in oil and gas assets and the securities of companies that hold oil and gas assets. The principal business of Fund II GP is indirectly managing the Funds, Holdco II-A and Holdco II-B.

The principal business of Grey Rock II-C is investing in the securities of companies that hold oil and gas assets. The principal business of Management V is indirectly managing Grey Rock II-C and certain other funds that invest in oil and gas assets.

The principal occupations of each of Matthew Miller and Thaddeus Darden is to oversee investments on behalf of the Funds and other funds managed by Grey Rock Investment Partners, LLC and its affiliates. The principal occupations of each of Griffin Perry and Kirk Lazarine is to serve on the Board of Directors of the Company.

## Item 4. Purpose of Transaction
Purpose of transaction:
The sections titled "Voting Agreement" and "Open Market Acquisitions and Vesting of Restricted Stock" in this Item 4 of the Schedule 13D are hereby amended as provided below.

Voting Agreement

On August 25, 2023, GREP GP III (who has voting and dispositive power over Common Stock owned by Fund III and certain of its affiliates), GREP GP II (who has voting and dispositive power over Common Stock owned by Fund II and certain of its affiliates), and Matthew Miller, Griffin Perry, Thaddeus Darden and Kirk Lazarine (collectively, the "Voting Agreement Parties") entered into a Stockholder Voting Agreement (the "Voting Agreement").

Pursuant to the Voting Agreement, the Voting Agreement Parties irrevocably and unconditionally agreed to vote the 75,957,927 shares of Common Stock which the Voting Agreement Parties then held (and any other shares of Common Stock obtained by Voting Agreement Parties in the future) at any annual or special meeting of the Company's stockholders or in connection with any written consent of the Company's stockholders. As of the date of this filing, the 65,602,097 shares held by the Voting Agreement Parties constitute approximately 50.2% of the total outstanding shares of Common Stock. The Voting Agreement continues indefinitely, but can be terminated on 30 days prior written notice by Voting Agreement Parties holding a majority of the shares of Common Stock subject to the Voting Agreement. In connection with their entry into the Voting Agreement, the Voting Agreement Parties provided GREP GP III an irrevocable voting proxy to vote the shares subject to the Voting Agreement. Additionally, during the term of such agreement, the Voting Agreement Parties agreed not to transfer the shares covered by the Voting Agreement without the consent of GREP GP III, except pursuant to certain limited exceptions.

The description of the Voting Agreement contained in this Item 4 is not intended to be complete and is qualified in its entirety by reference to such agreement, which is filed as an exhibit hereto and incorporated by reference herein.

Open Market Acquisitions and Vesting of Restricted Stock

On September 18, 2023, the following Filing Parties made open market acquisitions of shares of Common Stock: Matthew Miller acquired 17,284 shares at prices ranging from $5.73 to $5.85 per share; Griffin Perry acquired 2,000 shares at a price of $5.76 per share, Thaddeus Darden acquired 20,000 shares at a price of $5.74 per share, and Kirk Lazarine acquired 10,000 shares at a price of $5.75 per share.

On November 30, 2023, Thaddeus Darden acquired 10,000 shares at a price of $5.92 per share. On December 4, 2023, the following Filing Parties made open market acquisitions of shares of Common Stock: Griffin Perry acquired 3,000 shares at a price of $5.89 per share, and Thaddeus Darden acquired 10,000 shares at a price of $5.80 per share. On December 12, 2023, Matthew Miller acquired 2,600 shares at a price of $5.93 per share.

On January 3, 2024, pursuant to an award of restricted stock granted to each of the Company's director under the Company's 2022 Omnibus Incentive Plan, 8,813 shares of restricted Common Stock issued to each of Matthew Miller, Griffin Perry, Thaddeus Darden, and Kirk Lazarine vested.

On March 14, 2025 and March 15, 2024, Matthew Miller acquired a total of 4,900 shares at prices ranging from $6.20 to $6.22 per share.

On May 23, 2024, Griffin Perry acquired 2,000 shares at a price of $6.54 per share.

On June 3, 2024 through June 17, 2024, Matthew Miller acquired a total of 16,683 shares at prices ranging from $5.90 to $6.50 per share.

On June 6, 2024, Thaddeus Darden acquired 3,000 shares at a price of $6.29. On June 14, 2024, Thaddeus Darden acquired 7,000 shares at a price of $5.90 per share.

On August 16, 2024, Matthew Miller acquired 4,938 shares at a price of $6.50 per share. On August 22, 2024, Matthew Miller acquired 4,000 shares at a price of $6,33 per share.

On September 11, 2024, Matthew Miller acquired 8,500 shares at a price of $5.97 per share. On September 13, 2024, Matthew Miller acquired 495 shares at a price of $6.23 per share.

On September 12, 2024, Griffin Perry acquired 5,000 shares at a price of $6.13 per share.

On November 20, 2024, Matthew Miller acquired 18,173 shares at prices ranging from $6.47 to $6.53 per share. On November 21, 2024, Matthew Miller acquired 20,327 shares ar prices ranging from $6.59 to $6.63 per share.

On December 6, 2024, the following Filing Parties made open market acquisitions of shares of Common Stock: Thaddeus Darden acquired 9,440 shares at prices ranging from $6.10 to $6.13 per share. Matthew Miller acquired 31,000 shares at prices ranging from $6.05 to $6.12 per share.

Except as set forth in this Schedule 13D, the Filing Parties do not have any plan or proposal that would relate to, or result in, any of the following matters:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those enumerated above.

Each of the Filing Parties reserve the right to propose or participate in future transactions which may result in one or more of the above listed actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Common Stock to become eligible for termination of registration under Section 12(g) of the Act. The Filing Parties also retain the right to change their investment intent at any time, to acquire additional shares of Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by them (or any shares of Common Stock into which such securities are converted) in any manner permitted by law. The Filing Parties may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended as provided below.

The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover pages for each Filing Party and the information set forth in Item 2, Item 3 and Item 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.

The aggregate percentage of Common Stock reported owned by the Filing Parties is based upon ased on 130,743,952 shares of Common Stock outstanding as of November 4, 2024, as reported on the Company's Form 10-Q filed with the Securities and Exchange Commission on November 7, 2024.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended as provided below.

The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover pages for each Filing Party and the information set forth in Item 2, Item 3 and Item 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.

The aggregate percentage of Common Stock reported owned by the Filing Parties is based upon ased on 130,743,952 shares of Common Stock outstanding as of November 4, 2024, as reported on the Company's Form 10-Q filed with the Securities and Exchange Commission on November 7, 2024.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended as provided below.

On January 19, 2023, Holdco II-A distributed 5,246,604 shares of Common Stock pro rata to the partners of Fund II-A, including 917,932 shares of Common Stock to GP II-A and 4,328,672 shares of Common Stock to the limited partners of Fund II-A. On the same date, Holdco II-B distributed 7,753,396 shares of Common Stock pro rata to the limited partners of Fund II-B Holdings and Fund II-B, including 1,296,108 shares of Common Stock to GP-II-B and 6,457,288 shares of Common Stock to the limited partners of Fund II-B Holdings and Fund II-B.

On February 15, GP II-A distributed 917,932 shares of Common Stock to the owners of Fund II GP. On the same date, GP II-B distributed 1,296,108 shares of Common Stock to the owners of Fund II GP.

On May 9, 2023, GP II-A distributed 19,434 shares of Common Stock to the owners of Fund II GP. On the same date, GP II-B distributed 23,502 shares of Common Stock to the owners of Fund II GP.

On August 25, 2023, Holdco III-A distributed 9,602,493 shares of Common Stock pro rata to the partners of Fund III-A, including 32,772 shares of Common Stock to GP III-A and 9,569,721 shares of Common Stock to the limited partners of Fund III-A. On the same date, Holdco III-B distributed 22,047,123 shares of Common Stock pro rata to the limited partners of Fund III-B Holdings and Fund III-B, including 65,545 shares of Common Stock to GP III-B, 21,981,578 shares of Common Stock to the limited partners of Fund III-B Holdings and Fund III-B, 54,970 shares of Common Stock to Matthew Miller, 41,860 shares of Common Stock to Griffin Perry, 11,503 shares of Common Stock to Thaddeus Darden and 41,860 shares of Common Stock to Kirk Lazarine.

On September 15, 2023, the Selling Shareholders sold an aggregate of 8,165,000 shares of Common Stock of the Issuer at the Offering Price, pursuant to the Prospectus Supplement and the terms and conditions of the Underwriting Agreement.

On April 9, 2024, GP III-A distributed 32,772 shares of Common Stock pro rata to the partners of GP III-A and GP III-B distributed 65,545 shares of Common Stock pro rata to the partners of GP III-B, including, collectively between such distributions, 24,318 shares of Common Stock to each of Matthew Miller, Griffin Perry, and Kirk Lazarine and 9,119 shares of Common Stock to Thaddeus Darden.

On December 12, 2024, Holdco II-A and Holdco II-B distributed an aggregate of 10,558,213 shares of Common Stock to the partners of Fund II, including 456,956 shares to Matthew Miller, 442,418 shares to Griffin Perry, 120,687 shares to Thaddeus Darden (including 10,903 shares to Monticello Avenue LLC), and 442,418 shares to Kirk Lazarine. Following this distribution, the Fund II Filing Parties no longer hold any shares of Common Stock.

Except as described herein and in Item 5 above related to open market acquisitions by certain of the Filing Parties, during the past sixty (60) days there were no other purchases or sales of shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by the Filing Parties or any person or entity for which the Filing Parties possess voting or dispositive control over the securities thereof.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. Joint Filing Agreement, dated December 16, 2024, among the Filing Parties.**
2. Business Combination Agreement, dated May 16, 2022, among the Company, GREP Holdings, ENPC, ENPC Merger Sub and GREP Merger Sub.*
3. Registration Rights and Lock-Up Agreement, dated October 24, 2022, among the Company, the Existing GREP Members, ENPC Holdings II, LLC, and the ENPC Equityholders (as defined therein).*
4. Voting Agreement, dated August 25, 2023, among the Filing Parties.*
5. Underwriting Agreement, dated September 12, 2023, among the Company, the selling stockholders named therein, BofA Securities, Inc. and Evercore Group L.L.C.*

*Previously filed.

**Filed herewith.

## Signatures
- GREP GP III, LLC: /s/ Matthew Miller, Matthew Miller, Authorized Person (12/16/2024)
- Grey Rock Energy Partners GP III, L.P.: /s/ Matthew Miller, Matthew Miller, Authorized Person (12/16/2024)
- GREP GP III Holdings, LLC: /s/ Matthew Miller, Matthew Miller, Authorized Person (12/16/2024)
- Grey Rock Energy Partners GP III-A, L.P.: /s/ Matthew Miller, Matthew Miller, Authorized Person (12/16/2024)
- Grey Rock Energy Fund III-A, L.P.: /s/ Matthew Miller, Matthew Miller, Authorized Person (12/16/2024)
- GREP Holdco III-A LLC: /s/ Matthew Miller, Matthew Miller, Authorized Person (12/16/2024)
- Grey Rock Energy Partners GP III-B, L.P.: /s/ Matthew Miller, Matthew Miller, Authorized Person (12/16/2024)
- Grey Rock Energy Fund III-B Holdings, L.P.: /s/ Matthew Miller, Matthew Miller, Authorized Person (12/16/2024)
- Grey Rock Energy Fund III-B, LP: /s/ Matthew Miller, Matthew Miller, Authorized Person (12/16/2024)
- GREP Holdco III-B Holdings, LLC: /s/ Matthew Miller, Matthew Miller, Authorized Person (12/16/2024)
- GREP GP II, LLC: /s/ Matthew Miller, Matthew Miller, Authorized Person (12/16/2024)
- Grey Rock Energy Partners GP II, L.P.: /s/ Matthew Miller, Matthew Miller, Authorized Person (12/16/2024)
- GREP GP II Holdings, LLC: /s/ Matthew Miller, Matthew Miller, Authorized Person (12/16/2024)
- Grey Rock Energy Partners GP II-A, L.P.: /s/ Matthew Miller, Matthew Miller, Authorized Person (12/16/2024)
- Grey Rock Energy Fund II, L.P.: /s/ Matthew Miller, Matthew Miller, Authorized Person (12/16/2024)
- GREP Holdco II LLC: /s/ Matthew Miller, Matthew Miller, Authorized Person (12/16/2024)
- Grey Rock Energy Partners GP II-B, L.P.: /s/ Matthew Miller, Matthew Miller, Authorized Person (12/16/2024)
- Grey Rock Energy Fund II-B Holdings, L.P.: /s/ Matthew Miller, Matthew Miller, Authorized Person (12/16/2024)
- Grey Rock Energy Fund II-B, LP: /s/ Matthew Miller, Matthew Miller, Authorized Person (12/16/2024)
- GREP Holdco II-B Holdings, LLC: /s/ Matthew Miller, Matthew Miller, Authorized Person (12/16/2024)
- Matthew Reade Miller: /s/ Matthew Miller, Matthew Miller (12/16/2024)
- Griffin Perry: /s/ Griffin Perry, Griffin Perry (12/16/2024)
- Thaddeus Darden: /s/ Thaddeus Darden, Thaddeus Darden (12/16/2024)
- Kirk Lazarine: /s/ Kirk Lazarine, Kirk Lazarine (12/16/2024)
- Grey Rock Energy Fund II-C, LLC: /s/ Matthew Miller, Matthew Miller, Authorized Person (12/16/2024)
- Grey Rock Management Partners V, LLC: /s/ Matthew Miller, Matthew Miller, Authorized Person (12/16/2024)